                                     FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of March, 2000
                                         -----------------


                          ROYAL CARIBBEAN CRUISES LTD.
                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

           FORM 20-F    [X]                     FORM 40-F    [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  YES   [ ]                           NO      [X]

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82______].

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ROYAL CARIBBEAN CRUISES LTD.
                                                      (Registrant)



Date:  March 15, 2000                         By:  /s/ Richard J. Glasier
                                                 ------------------------------
                                                 Richard J. Glasier
                                                 Executive Vice President
                                                   and Chief Financial Officer

                    [PHOTO OF MILLENNIUM UNDER CONSTRUCTION]


                Royal Caribbean Cruises Ltd. 1999 Annual Report

                     [PHOTO OF PORTHOLE WITH VIEW OF OCEAN]
                              financial highlights


in thousands, except per share amounts                1999                  1998                 1997
=======================================================================================================
Revenues                                          $ 2,546,152          $ 2,636,291          $ 1,939,007

Operating income                                      480,174              488,735              303,555

Income Before Extraordinary Item                      383,853              330,770              182,685

Net Income                                            383,853              330,770              175,127

Diluted Earnings Per Share:

  Income Before Extraordinary Item                $      2.06          $      1.83          $      1.20

  Net Income                                             2.06                 1.83                 1.15

Shareholders' Equity                              $ 3,261,156          $ 2,454,758          $ 2,018,721
=======================================================================================================

                                    [CHART]

                          [PHOTO OF RICHARD D. FAIN]
                               (Chairman & CEO)

Dear shareholders

Perhaps no single event captured the year -- or our imaginations -- more than the delivery of Voyager of the Seas. When Voyager of the Seas pulled into the Port of Miami-Dade on that beautiful morning of November 11, there was no mistaking that everyone cheering from her decks and waving welcome banners from the piers was witnessing history being made.

Few superlatives do Voyager of the Seas justice. Journalists have called it "eye-popping," "a destination in itself" and "more kid-friendly than a cocker spaniel." Travel agents and guests have responded in more tangible ways, filling a seven-night cruise December 19 with a record 3,404 guests, and, a week later, topping that with 3,497 guests. It was a nice gift for the holidays. It was also validation that, perhaps, we had started a revolution.

NEW SHIPS


Ten new ships are under construction and will follow in the wake of Voyager of the Seas. The honor of the next ship out of the construction bay belongs to our Celebrity Cruises brand. The 90,000-ton Millennium is scheduled to set sail June 17 on a 14-night cruise from Amsterdam to Russia. Celebrity Cruises has a total of four new ships on order -- all 90,000-ton Millennium-class ships. When these four vessels are completed by 2002, Celebrity Cruises will have nearly doubled the size of its fleet within three years.


Our Royal Caribbean International brand has two more 142,000-ton phenomenons in the wings in its Eagle-class series, and has four 88,000-ton vessels in the works in its Vantage design set. With all of these orders, the Company now has some $5 billion earmarked for new-ship construction. That computes to 23,000 new berths -- an approximate 70 percent increase in capacity by 2004.


There is no question that adding more than one new ship every six months will be extraordinarily challenging. There is also no question that we are extraordinarily well-placed to meet that challenge, having successfully brought 10 new ships to market in the last five years. We have taken extra steps to improve our recruiting, training and retention of employees and, as always, we have enormous confidence in the men and women who make us so successful. Since 1997, all employees also have received shares in our Company under a program called "Taking Stock in Employees", thus allowing all employees to share in the Company's growth and prosperity.


We continue to finance our growth with our strong operating cash flow, as well as access to the capital and bank markets. Again this year, we completed a public offering of 10.8 million shares of common stock. This equity offering further strengthened our balance sheet and led Standard & Poor's and Moody's to raise our investment grade rating to BBB and Baa2, respectively. We are pleased that the market has responded so favorably to our strong capital structure and operating fundamentals.

NEW FACILITIES


Like many with growing families, we found ourselves in need of larger quarters this year. We recently announced plans to significantly expand our facilities in Wichita, and expect to create some 400 new jobs there. Closer to home, we are planning on additional supplemental office space to accommodate expected growth in our operations.


Our newest ship also got a new home this year. Fourteen hours before Voyager of the Seas sailed into Miami, we officially opened a new, state-of-the-art cruise terminal at the Port of Miami-Dade. When fully completed, the new terminal will greatly speed the comings and goings of up to 10,000 guests a day. We will continue to prioritize port-development initiatives as the needs of our ships and guests evolve.

Without a doubt, our growth in fleet size, aided by a steady increase in ships' speeds, has opened a world of opportunity for us in deploying our fleet. Celebrity Cruises entered the European cruise market for the first time this year, joining sister brand Royal Caribbean International for a successful summer of sailings, despite the Kosovo conflict. We also announced plans to begin dedicated South American itineraries, starting in November 2000. Meanwhile, Royal Caribbean International embarked on longer itineraries to Europe, Asia and Australia, and recently added Africa. It also more than doubled its popular shorter sailings, offering three weeks of two-, three- and four-night cruises from Seattle, beginning in May 2000, and year-round three- and four-night trips from Port Canaveral, also starting in May 2000. Clearly, we are well-prepared for the rising tide of cruise vacationing.

Close to two million guests vacationed with Royal Caribbean International and Celebrity Cruises this year -- one of every three cruisers in the North American market.

NEW SERVICES

We continue to invest heavily in information technology (IT) to support our corporate infrastructure and guest and travel-trade relations. We now have fully automated our pierside embarkation process, shaving valuable minutes off guests' check-in and boarding procedures. We also have begun installing interactive television in guests' staterooms, enabling them to shop for shore excursions, select a dinner wine and keep tabs on their onboard activities. Another innovation, royal caribbean online(SM), allows guests unprecedented access to the Internet and their e-mail.

                         [PHOTO OF EXECUTIVE OFFICERS]

EXECUTIVE OFFICERS (from left to right) Richard E. Sasso, President, Celebrity Cruises; Jack L. Williams, President, Royal Caribbean International; Richard D. Fain, Chairman and CEO, Royal Caribbean Cruises Ltd.; Richard J. Glasier, Executive Vice President and Chief Financial Officer, Royal Caribbean Cruises Ltd.

A new Customer Service Center capitalizes on our IT investment on land, using cutting-edge technology to help travel agents resolve booking and billing issues before guests sail. Not yet five months old, the center is already receiving top marks from our travel-agency partners.

Displaying a connectivity of a different sort altogether, hundreds of employees worldwide participated in dozens of corporate G.I.V.E. (Get Involved Volunteer Everywhere) projects, honoring a tradition of community service begun nearly three decades ago. One notable project, which involved crews on all 17 ships, was a holiday toy drive for children's charities from Bali to the Barbados. Another was a cultural exchange program pairing 100 children with crew members in Juneau, Alaska.

NEW SYSTEMS

We continue to make steady and sustained progress in our environmental program. We now have state-of-the-art, bilge-water-treatment equipment on all 17 ships, and are testing a new system to clean gray water. Celebrity Cruises' Millennium will be the first ship in the industry to run on environmentally-benign, gas-turbine engines, which dramatically cut smokestack air emissions. All subsequent Millennium- and Vantage-class ships will have similar equipment.

Both brands received recognition for their efforts to improve environmental performance: Celebrity Cruises with an Environmental Protection (EP) rating from Lloyd's Register of Shipping; ISO 14000 certification from the International Organization of Standards; and a perfect score -- its third ever -- from the U.S. Public Health Service. Royal Caribbean International also gained ISO 14000 certification.

We were able to reach a settlement agreement with the U.S. government and, at long last, conclude a long and difficult probe into the Company's past environmental practices. The Company in July pled guilty to, and agreed to pay an $18 million fine for, pollution incidents in the mid-1990s. We have moved beyond these unacceptable events, and have strengthened our procedures even further to operate at the highest levels of environmental excellence.

Looking back over these last 12 months, there is no question that, as a company, 1999 moved us forward, raised us higher and made us stronger. I am very much indebted to the 20,000 men and women of Royal Caribbean International and Celebrity Cruises, and to the Company's Board of Directors, for their ceaseless efforts on behalf of our Company. It is they who create the forward motion.


Sincerely,

/s/ Richard D. Fain

Richard D. Fain
Chairman and CEO

                     [PHOTO OF CELEBRITY CRUISES CAPTAIN]


Captain Ioannis Papanikolaou sails Celebrity Cruises' Century into Europe for the first time, an important market in the Company's overall growth strategy.
An aggressive shipbuilding program, one that will add 10 new ships to the 17 today by the year 2004, is opening new opportunities for fleet deployment. New itineraries to Asia, Australia, Africa and South America were announced in 1999.

The Company now has some $5 billion earmarked for new ship construction, the

                  [PHOTO OF VOYAGER OF THE SEAS DINING ROOM]


      output of which will increase capacity by approximately 70 percent.

                [PHOTO OF VOYAGER OF THE SEAS ROYAL PROMENADE]


      The Royal Promenade, a four-deck high town square on Royal Caribbean

                [PHOTO OF VOYAGER OF THE SEAS ROYAL PROMENADE]

International's Voyager of the Seas has shops, bars, restaurants and staterooms with a bird's-eye view of the street.

                       [PHOTO OF SHIPBOARD STAFF MEMBER]


The efforts of the 20,000 employees of Royal Caribbean

                                [PHOTO OF FOOD]



What most people recall most fondly about their cruise experience is the exceptional service they receive from individual shipboard staff and crew. Two sisters wrote recently that their waiter, who had served them on a previous cruise, not only recognized and called them by name, but remembered exactly what they liked to eat for breakfast. Both Royal Caribbean International and Celebrity Cruises are known for their high service levels.

     International and Celebrity Cruises are driven by a commitment to total guest satisfaction.

                            [PHOTO OF ROCK CLIMBER]

     Shuffleboard has been replaced by rock climbing, ice skating, in-line skating and other sports on Royal Caribbean International's Voyager of the Seas.

     USA Today reports that the menu of offerings "is topping anything found on other ships and at most resorts on land". The Los Angeles Times agreed, adding, "Even the most active would barely tap the options".

Close to 2 million guests vacationed this year with Royal Caribbean
International

                             [PHOTO OF ICE SKATERS]

and Celebrity Cruises - one of every three cruisers sailing in the North American market.

                           [PHOTO OF CRUISE TERMINAL]

The new cruise terminal at the Port of Miami - Dade is designed to

                           [PHOTO OF CRUISE TERMINAL]

         handle up to 10,000 arriving and departing cruise-ship guests

                           [PHOTO OF CELEBRITY SHIP]

        As the Company expands its presence worldwide, employees extend

Shipboard crew participate in the first G.I.V.E. (Get Involved Volunteer Everywhere) Dive Day. Working with The Nature Conservancy, divers clean and monitor the health of coral reefs in Key West, Florida. Every year, hundreds of employees volunteer needed services to an expanding sphere of communities. Every ship in the Royal Caribbean International and Celebrity Cruises fleet participated in one or more projects this year.


                       [PHOTO OF EMPLOYEES SCUBA DIVING]


The scope of their charitable assistance, this year helping others from Juneau to Jamaica.

The Company continues to make steady and sustained progress in its environmental program. It now has state-of-the-art, bilge-water-treatment equipment on all 17 ships, and is testing a new system to clean gray water. Both brands were recognized this year for efforts to improve environmental performance: Celebrity Cruises with an Environmental Protection (EP) rating from Lloyd's Register of Shipping; ISO 14000 certification from the International Organization of Standards; and a perfect score - its third ever - from the U.S. Public Health Service. Royal Caribbean International also gained ISO 14000 certification.


                          [PHOTO OF WATER FROM SHIP]


         1999 moved us forward, raised us higher and made us stronger.

                          financial table of contents


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS                               22

CONSOLIDATED STATEMENTS OF OPERATIONS                                       28

CONSOLIDATED BALANCE SHEETS                                                 29

CONSOLIDATED STATEMENTS OF CASH FLOWS                                       30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                              31

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                          41

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS                                   42

SHAREHOLDER INFORMATION                                                     43

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include inter alia general economic and business conditions, cruise industry competition, the impact of tax laws and regulations, changes in other laws and regulations, delivery schedule of new vessels, emergency ship repairs, incidents involving cruise vessels at sea, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, changes in interest rates and weather.

GENERAL

SUMMARY

Royal Caribbean Cruises Ltd. (the "Company") reported improved net income and earnings per share for the year ended December 31, 1999 as shown in the table below. Net income increased 16.0% to $383.9 million or $2.06 per share on a diluted basis compared to $330.8 million or $1.83 per share in 1998. The improvements were attained despite a decline in revenues and operating income resulting from a temporary reduction in capacity. Monarch of the Seas missed 11 voyages during the first quarter of 1999 due to a grounding incident in mid-December 1998 and Grandeur of the Seas and Enchantment of the Seas lost two and six voyages, respectively, during the first half of 1999 due to unscheduled engine repairs. The Company recovers certain lost income from ships being out of service through its loss-of-hire insurance. Included in net income for 1999 is approximately $26.5 million of loss-of-hire insurance, which is recorded in Other income (expense).

Included in net income in 1999 and 1998 are charges of $14.0 million and $9.0 million, respectively, related to settlements with the U.S. Department of Justice and $3.3 million in 1999 related to a settlement with the State of Alaska. Net income for 1998 also includes a reduction in earnings of approximately $9.0 million related to the Monarch of the Seas incident. Accordingly, on a comparable basis, before the previously mentioned settlements and the Monarch of the Seas incident, earnings increased to $401.2 million or $2.15 per share in 1999, from $348.8 million or $1.93 per share in 1998.

As a result of the temporary decline in capacity and the inclusion of loss-of-hire insurance in Other income (expense) during 1999, certain operating margins are not comparative year over year.

                                    For the Year Ended December 31,
(in thousands, except      ----------------------------------------------------
per share amounts)              1999              1998                1997
===============================================================================
Revenues                   $  2,546,152       $  2,636,291       $  1,939,007
Operating Income                480,174            488,735            303,555
Net Income                      383,853            330,770            175,127
Basic Earnings
Per Share                  $       2.15       $       1.90       $       1.17
Diluted Earnings
Per Share                  $       2.06       $       1.83       $       1.15
                           ----------------------------------------------------

SELECTED STATISTICAL INFORMATION

                                1999               1998               1997
===============================================================================
Guests Carried                1,704,034          1,841,152          1,465,450
Guest Cruise Days            11,227,196         11,607,906          8,759,651
Occupancy Percentage              104.7%             105.2%             104.2%
                             --------------------------------------------------


22 Royal Caribbean Cruises Ltd.

FLEET EXPANSION

The Company's fleet expansion continued with the delivery of Voyager of the Seas in October 1999, the first of three Eagle-class vessels to be added to the Royal Caribbean International fleet. With the delivery of Voyager of the Seas, six Vision-class vessels from 1995 through 1998 and the acquisition of Celebrity Cruise Lines Inc. ("Celebrity") in 1997, the Company's capacity has increased approximately 131.2% from 14,228 berths at December 31, 1994 to 32,900 at December 31, 1999.

The Company has 10 ships on order and options to purchase two additional vessels. The delivery dates for the two vessels on option are in the second quarters of 2005 and 2006. The planned berths and expected delivery dates of the ships on order are as follows:

                                             Expected
Vessel                                 Delivery Dates          Berths(1)
-------------------------------------------------------------------------------
Royal Caribbean International

  Eagle-class
    Explorer of the Seas              3rd Quarter 2000          3,100
    Adventure of the Seas             1st Quarter 2002          3,100
  Vantage-class
    Radiance of the Seas              1st Quarter 2001          2,100
    Brilliance of the Seas            2nd Quarter 2002          2,100
    Unnamed                           2nd Quarter 2003          2,100
    Unnamed                           2nd Quarter 2004          2,100

Celebrity Cruises

  Millennium-class
    Millennium                        2nd Quarter 2000          2,000
    Infinity                          1st Quarter 2001          2,000
    Unnamed                           3rd Quarter 2001          2,000
    Unnamed                           2nd Quarter 2002          2,000
                                   --------------------------------------------

(1) Based on double occupancy per cabin.

The Eagle-class vessels are the largest passenger cruise ships ever built. The Vantage-class vessels are a progression from Royal Caribbean International's Vision-class vessels, while the Millennium-class vessels are a progression from Celebrity Cruises' Century-class vessels.

Based on the ships currently on order, the Company's year-end berth capacity will increase 69.3% to 55,700 berths between 1999 and 2004.

In May 1998, the Company sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million. The Company continued to operate Song of America under a charter agreement until March 1999.

RESULTS OF OPERATIONS

The following table presents operating data as a percentage of revenues:

                                     For the Year Ended December 31,
                              -------------------------------------------
                               1999               1998               1997
=========================================================================
Revenues                      100.0%             100.0%             100.0%
Expenses:
  Operating                    58.8               60.5               62.9
  Marketing, selling
    and administrative         14.6               13.6               14.0
  Depreciation and
    amortization                7.8                7.4                7.4
                              -------------------------------------------
Operating Income               18.8               18.5               15.7
Other Income (Expense)         (3.8)              (6.0)              (6.3)
                              -------------------------------------------
Income Before
  Extraordinary Item           15.0%              12.5%               9.4%
                              ===========================================



                                                Royal Caribbean Cruises Ltd. 23

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

YEAR ENDED DECEMBER 31, 1999 COMPARED
TO YEAR ENDED DECEMBER 31, 1998

REVENUES

Revenues decreased 3.4% to $2.5 billion in 1999 compared to $2.6 billion for the same period in 1998. The decline in revenues is due to a 2.9% decrease in capacity and a 0.6% decline in gross revenue per available lower berth ("Yield"). The reduction in capacity is associated with the departure of Song of America from the fleet in March 1999 and a temporary decline in capacity associated with ships out of service as mentioned previously. The reduction in capacity was partially offset by the full-year impact of Vision of the Seas which entered service in the second quarter of 1998 and Voyager of the Seas which entered service in the fourth quarter of 1999. The decrease in Yield is primarily due to a reduction in air revenue per diems associated with fewer guests using the Company's air program, partially offset by improved guest per diems.

The Company offers air transportation as a service to its guests through its air program. Generally, revenues received from air tickets sold to guests are approximately the same as the underlying cost to the Company. Therefore, when a guest purchases his or her own air transportation, rather than use the Company's air program, both the Company's revenues and operating expenses decrease by approximately the same amount.

EXPENSES

Operating expenses decreased 6.1% to $1.5 billion in 1999 as compared to $1.6 billion in 1998. Included in operating expenses are charges of $17.3 million and $9.0 million in 1999 and 1998, respectively, related to settlements with the U.S. Department of Justice and the State of Alaska, as previously mentioned. The decrease in operating expenses is primarily due to the decline in capacity and lower air costs from fewer guests using the Company's air program. As a percentage of revenues, operating expenses decreased from 60.5% in 1998 to 58.8% in 1999 primarily due to fewer guests using the Company's air program.

Marketing, selling and administrative expenses increased 3.5% to $371.8 million in 1999 from $359.2 million in 1998. The increase is primarily due to an increased investment in information technology spending and an increase in international advertising to enhance the Company's brand awareness worldwide. As a percentage of revenue, marketing, selling and administrative expenses increased to 14.6% in 1999 from 13.6% in 1998. Approximately half of the margin increase is the result of higher expenses described above and approximately half is due to a decline in revenues from ships out of service.

Depreciation and amortization remained relatively consistent at $197.9 million in 1999 compared to $194.6 million in 1998.

OTHER INCOME (EXPENSE)

Gross interest expense (excluding capitalized interest) decreased to $165.2 million in 1999 as compared to $182.8 million in 1998. The decline is primarily due to a decrease in the average debt level from prepayments made during 1998 as well as a decrease in interest rates. Capitalized interest increased $19.6 million from $15.0 million in 1998 to $34.6 million in 1999, due to an increase in expenditures related to ships under construction.

Included in Other income (expense) in 1999 is $26.5 million of loss-of-hire insurance resulting from ships out of service. Other income (expense) in 1998 includes a gain of $31.0 million from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Also included in Other income (expense) in 1998 is $3.8 million of net costs related to the Monarch of the Seas incident. (See Year Ended December 31, 1998 Compared to Year Ended December 31, 1997.)


24 Royal Caribbean Cruises Ltd.

YEAR ENDED DECEMBER 31, 1998 COMPARED
TO YEAR ENDED DECEMBER 31, 1997

REVENUES

Revenues increased 36.0% to $2.6 billion compared to $1.9 billion in 1997. The increase in revenues was primarily due to a 31.2% increase in capacity and a 3.6% increase in Yield. The acquisition of Celebrity (which occurred in July
1997) accounted for approximately two-thirds of the capacity increase, while additions to the Royal Caribbean International fleet accounted for the balance of the increase. The increase in Yield was due to an increase in occupancy levels to 105.2% as compared to 104.2% in 1997 as well as an increase in cruise ticket per diems, partially offset by a reduction in shipboard revenue per diems. The reduction in shipboard revenue per diems is due to the inclusion of Celebrity's results for the full year 1998 as compared to six months in 1997. Celebrity derives a higher percentage of its shipboard revenue from concessionaires than does Royal Caribbean International, resulting in a dilutive effect on the per diem. Concessionaires pay a net commission to the Company which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis.

EXPENSES

Operating expenses increased 30.7% in 1998 to $1.6 billion as compared to $1.2 billion in 1997. The increase in operating expenses was primarily due to the increase in capacity. Included in operating expenses is a $9.0 million charge related to the plea agreement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased 2.4% in 1998 primarily due to improved ticket pricing as well as the inclusion of Celebrity's results for the full year of 1998 versus six months of 1997. Celebrity's operating expenses as a percentage of revenues were lower than Royal Caribbean International's due to lower shipboard cost of sales as a result of the higher use of concessionaires onboard Celebrity vessels as discussed above.

Marketing, selling and administrative expenses increased 31.9% in 1998 to $359.2 million from $272.4 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as higher advertising and staffing costs. As a percentage of revenues, marketing, selling and administrative expenses decreased to 13.6% in 1998 as a result of economies of scale.

Depreciation and amortization increased to $194.6 million in 1998 from $143.8 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet.

OTHER INCOME (EXPENSE)

Interest expense, net of capitalized interest, increased to $167.9 million in 1998 as compared to $128.5 million in 1997. The increase is due to the increase in the average debt level as a result of the Company's fleet expansion program as well as the acquisition of Celebrity in July 1997.

Included in Other income (expense) in 1998 is a $31.0 million gain from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on the Company's strategic objectives, the unique circumstances of this vessel and indications of the current value of Viking Serenade, the Company recorded a write-down of the carrying value to its estimated fair market value. The Company continues to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.


                                                Royal Caribbean Cruises Ltd. 25

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

On December 15, 1998, Monarch of the Seas experienced significant damage to the ship's hull and equipment, resulting in the ship being out of service until mid-March 1999. The incident resulted in a net reduction in earnings of approximately $9.0 million or $0.05 per share in the fourth quarter of 1998. This reduction is comprised of lost revenue, net of related variable expenses, of $5.2 million, and costs associated with repairs to the ship, guest transportation and lodging, commissions and various other costs, net of estimated insurance recoveries, of $3.8 million. The costs of $3.8 million were included in Other income (expense) for the quarter and year ended December 31, 1998.

Included in Other income (expense) in 1997 is a $4.0 million gain from the sale of Sun Viking.

EXTRAORDINARY ITEM

Included in 1997 is an extraordinary charge of $7.6 million or $0.05 per share related to the early extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Net cash provided by operating activities was $583.4 million in 1999 as compared to $526.9 million in 1998 and $434.1 million in 1997. The increase was primarily due to higher net income.

In 1999, the Company issued 10,825,000 shares of common stock. The net proceeds to the Company were approximately $487.4 million. (See Note 7-Shareholders' Equity.)

During the year ended December 31, 1999, the Company's capital expenditures were approximately $1.0 billion as compared to $0.6 billion during 1998 and $1.1 billion during 1997. The largest portion of capital expenditures related to the delivery of Voyager of the Seas in 1999, delivery of Vision of the Seas in 1998, delivery of Rhapsody of the Seas, Enchantment of the Seas and Mercury in 1997, as well as progress payments for ships under construction in all years. Also included in capital expenditures are shoreside capital expenditures primarily related to information technology in support of the Company's growth plans.

The Company received proceeds of $94.5 million from the sale of a vessel during 1998.

Capitalized interest increased to $34.6 million in 1999 from $15.0 million in 1998 and $15.8 million in 1997. The increase during 1999 was due to an increase in expenditures related to ships under construction.

During 1999, the Company paid quarterly cash dividends on its common stock totaling $69.1 million as well as quarterly cash dividends on its preferred stock, totaling $12.5 million. During 1998, the Company paid quarterly cash dividends on its common stock totaling $55.2 million as well as quarterly cash dividends on its preferred stock, totaling $12.5 million.

The Company made principal payments totaling approximately $127.9 and $343.2 million under various term loans and capital leases during 1999 and 1998, respectively.


26 Royal Caribbean Cruises Ltd.

FUTURE COMMITMENTS

The Company currently has 10 ships on order for an additional capacity of 22,800 berths. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $3.9 billion, of which the Company deposited $247.0 million during 1999, $119.3 million during 1998 and $23.7 million during 1997. Additional deposits are due prior to the dates of delivery of $88.1 million in 2000, $64.6 million in 2001 and $39.6 million in 2002. The Company anticipates that overall capital expenditures, based on ships currently on order plus estimates of other shoreside capital expenditures, will be approximately $1.3, $1.6 and $1.4 billion for 2000, 2001 and 2002, respectively. The amount and timing of such expenditures are the Company's current projections. Any additional ships ordered would have an impact on these estimates. The Company also has options to purchase two additional Vantage-class vessels with delivery dates in the second quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. The Company has the right to cancel the first option on or before August 31, 2000 and the second option on or before delivery of Radiance of the Seas, which is currently scheduled for the first quarter of 2001.

The Company has $2.3 billion of long-term debt of which $128.1 million is due during the 12-month period ending December 31, 2000. (See Note 6-Long-Term Debt.)

As a normal part of the Company's business, depending on market conditions, pricing and the Company's overall growth strategy, the Company continuously considers opportunities to enter into contracts for the building of additional ships. The Company may also consider the sale of ships. The Company also continuously considers potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

FUNDING SOURCES

As of December 31, 1999, the Company's liquidity was $1.1 billion consisting of $63.5 million in cash and cash equivalents and $1.0 billion available under its $1.0 billion unsecured revolving credit facility (the "$1 Billion Revolving Credit Facility"). Effective January 2000, the Company has $300.0 million available from April 1, 2000 through June 30, 2000 under a $300.0 million credit facility. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under the Company's available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to the ships under construction, excluding Radiance of the Seas and Brilliance of the Seas, require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

OTHER

The Company enters into interest rate swap agreements to manage interest costs as part of its liability risk management program. The differential in interest rates to be paid or received under these agreements is recognized in income as part of interest expense over the life of the contracts. The objective of the program is to modify the Company's exposure to interest rate movements. The Company continuously evaluates its debt portfolio, including its interest rate swap agreements, and makes periodic adjustments to the mix of fixed rate and floating rate debt based on its view of interest rate movements. (See Note 11-Financial Instruments.)

IMPACT OF YEAR 2000

The Company experienced no significant computer system failures or disruptions as a result of the changeover from 1999 to 2000 (the "Year 2000 issue"), and the Year 2000 issue had no material adverse effect on the results of the operations, liquidity or financial condition of the Company. Since January 1, 1998, the Company incurred approximately $3.6 million in expense on efforts directly related to fixing the Year 2000 issue, as well as an additional $3.8 million of capital expenditures related to the accelerated replacement of non-compliant systems. Prior to 1998, the Company did not separately track associated Year 2000 software compliant costs.


                                                Royal Caribbean Cruises Ltd. 27

Consolidated Statements of Operations


(in thousands, except per share amounts)   Year Ended December 31,                  1999             1998             1997
====================================================================================================================================

INCOME STATEMENT
Revenues                                                                       $  2,546,152     $  2,636,291     $  1,939,007
                                                                               ------------     -----------      ------------
Expenses
      Operating                                                                   1,496,252        1,593,728        1,219,268
      Marketing, selling and administrative                                         371,817          359,214          272,368
      Depreciation and amortization                                                 197,909          194,614          143,816
                                                                               ------------     ------------     ------------
                                                                                  2,065,978        2,147,556        1,635,452
                                                                               ------------     ------------     ------------
Operating Income                                                                    480,174          488,735          303,555
                                                                               ------------     ------------     ------------
Other Income (Expense)
      Interest income                                                                 8,182           15,912            4,666
      Interest expense, net of capitalized interest                                (130,625)        (167,869)        (128,531)
      Other income (expense)                                                         26,122           (6,008)           2,995
                                                                               ------------     ------------     ------------
                                                                                    (96,321)        (157,965)        (120,870)
                                                                               ------------     ------------     ------------
Income Before Extraordinary Item                                                    383,853          330,770          182,685
Extraordinary Item                                                                       --               --           (7,558)
                                                                               ------------     ------------     ------------
Net Income                                                                     $    383,853     $    330,770     $    175,127
                                                                               ============     ============     ============

EARNINGS PER SHARE

Basic Earnings Per Share
      Income before extraordinary item                                         $       2.15     $       1.90     $       1.22
      Extraordinary item                                                                 --               --            (0.05)
                                                                               ------------     ------------     ------------
      Net income                                                               $       2.15     $       1.90     $       1.17
                                                                               ============     ============     ============
Diluted Earnings Per Share
      Income before extraordinary item                                         $       2.06     $       1.83     $       1.20
      Extraordinary item                                                                 --               --            (0.05)
                                                                               ------------     ------------     ------------
      Net income                                                               $       2.06     $       1.83     $       1.15
                                                                               ============     ============     ============


The accompanying notes are an integral part of these financial statements.

28       Royal Caribbean Cruises Ltd.

                                                     Consolidated Balance Sheets

(in thousands, except share amounts)   As of December 31,                                          1999             1998
=============================================================================================================================

ASSETS
Current Assets
      Cash and cash equivalents                                                                 $     63,470     $    172,921
      Trade and other receivables, net                                                                53,459           36,532
      Inventories                                                                                     26,398           31,834
      Prepaid expenses                                                                                51,050           45,044
                                                                                                ------------     ------------
          Total current assets                                                                       194,377          286,331
Property and Equipment-at cost less accumulated depreciation and amortization                      5,858,185        5,073,008
Goodwill-less accumulated amortization of $117,778 and $107,365, respectively                        299,388          309,801
Other Assets                                                                                          28,561           16,936
                                                                                                ------------     ------------
                                                                                                $  6,380,511     $  5,686,076
                                                                                                ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
      Current portion of long-term debt                                                         $    128,086     $    127,919
      Accounts payable                                                                               103,041          115,833
      Accrued liabilities                                                                            209,104          243,477
      Customer deposits                                                                              465,033          402,926
                                                                                                ------------     ------------
          Total current liabilities                                                                  905,264          890,155
Long-Term Debt                                                                                     2,214,091        2,341,163
Commitments and Contingencies (Note 12)

SHAREHOLDERS' EQUITY

Preferred stock ($.01 par value; 20,000,000 shares authorized; 3,450,000 cumulative convertible preferred shares issued; 3,444,000 and 3,450,000 shares outstanding stated at
      liquidation value)                                                                             172,200          172,500
Common stock ($.01 par value; 500,000,000 shares authorized
      181,217,378 and 168,945,222 shares issued)                                                       1,812            1,690
Paid-in capital                                                                                    1,866,647        1,361,796
Retained earnings                                                                                  1,225,976          923,691
Treasury stock (394,836 and 354,492 common shares at cost)                                            (5,479)          (4,919)
                                                                                                ------------     ------------
          Total shareholders' equity                                                               3,261,156        2,454,758
                                                                                                ------------     ------------
                                                                                                $  6,380,511     $  5,686,076
                                                                                                ============     ============


The accompanying notes are an integral part of these financial statements.


                                          Royal Caribbean Cruises Ltd.       29

Consolidated Statements of Cash Flows

(in thousands)   Year Ended December 31,                                            1999            1998            1997
=============================================================================================================================

OPERATING ACTIVITIES

Net income                                                                     $    383,853     $    330,770     $    175,127
Adjustments:
      Depreciation and amortization                                                 197,909          194,614          143,816
      Gain on sale of assets                                                             --          (31,031)          (4,000)
      Write-down of vessel to fair value                                                 --           32,035               --
      Extraordinary item                                                                 --               --            2,387
Changes in operating assets and liabilities:
      (Increase) decrease in trade and other receivables, net                       (16,927)         (13,904)             145
      Decrease (increase) in inventories                                              5,436            5,440           (1,885)
      Increase in prepaid expenses                                                   (6,006)          (3,600)          (6,206)
      (Decrease) increase in accounts payable, trade                                (12,792)           7,359            2,010
      (Decrease) increase in accrued liabilities                                    (34,373)          27,722           31,299
      Increase (decrease) in customer deposits                                       62,107          (26,477)          89,896
      Other, net                                                                      4,151            3,930            1,532
                                                                               ----------------------------------------------
Net cash provided by operating activities                                           583,358          526,858          434,121
                                                                               ----------------------------------------------

INVESTING ACTIVITIES

Purchase of property and equipment                                                 (972,481)        (556,953)      (1,106,214)
Proceeds from sale of assets                                                             --           94,500           99,966
Acquisition of Celebrity Cruise Lines Inc., net of cash,
  cash equivalents and short-term investments acquired                                   --               --         (152,423)
Other, net                                                                          (14,963)             247          (11,802)
                                                                               ----------------------------------------------
Net cash used in investing activities                                              (987,444)        (462,206)      (1,170,473)
                                                                               ----------------------------------------------

FINANCING ACTIVITIES

Proceeds from issuance of long-term debt                                                 --          296,141          695,189
Repayment of long-term debt                                                        (127,919)        (403,178)        (367,353)
Dividends                                                                           (81,568)         (67,734)         (49,984)
Proceeds from issuance of common stock                                              487,399          165,532          364,631
Proceeds from issuance of preferred stock                                                --               --          167,030
Other, net                                                                           16,723            6,715           (2,787)
                                                                               ----------------------------------------------
Net cash provided by (used in) financing activities                                 294,635           (2,524)         806,726
                                                                               ----------------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents                               (109,451)          62,128           70,374
                                                                               ----------------------------------------------
Cash and Cash Equivalents, Beginning of Year                                        172,921          110,793           40,419
                                                                               ----------------------------------------------
Cash and Cash Equivalents, End of Year                                         $     63,470     $    172,921     $    110,793
                                                                               ==============================================
SUPPLEMENTAL DISCLOSURE

Interest paid, net of amount capitalized                                       $    133,925     $    170,278     $    127,457
                                                                               ==============================================
Capital stock issued for acquisition                                           $         --     $         --     $    270,000
                                                                               ==============================================


The accompanying notes are an integral part of these financial statements.


30       Royal Caribbean Cruises Ltd.

                Notes to the Consolidated Financial Statements

Note 1. General

DESCRIPTION OF BUSINESS

Royal Caribbean Cruises Ltd., a Liberian corporation, and its subsidiaries (the "Company"), is a global cruise company. The Company operates two cruise brands, Royal Caribbean International, which operates 12 cruise ships, and Celebrity Cruises, which operates five cruise ships. The Company's ships operate worldwide and call on destinations in Alaska, Australia, the Bahamas, Bermuda, Canada, the Caribbean, Europe, the Far East, Hawaii, Mexico, New England, the Panama Canal and Scandinavia.

BASIS FOR PREPARATION OF
CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and are presented in U.S. dollars. Management estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

CRUISE REVENUES AND EXPENSES

Deposits received on sales of guest cruises are recorded as customer deposits and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. Certain revenues and expenses for pro rata voyages are estimated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

INVENTORIES

Inventories consist of provisions, supplies, fuel and gift shop merchandise carried at the lower of cost (weighted-average) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Significant vessel improvement costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. The Company capitalizes interest as part of the cost of construction. The Company reviews long-lived assets, identifiable intangibles and goodwill and reserves for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of the assets will not be fully recoverable.

Depreciation of property and equipment, which includes amortization of vessels under capital lease, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to 10 years for other property and equipment. (See Note 5-Property and Equipment.)

GOODWILL

Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

ADVERTISING COSTS

Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid supplies and charged to operations as consumed. Advertising expense consists of media advertising as well as brochure, production and direct mail costs. Media advertising was $93.1, $76.7 and $62.5 million, and brochure, production and direct mail costs were $57.4, $63.2 and $33.7 million for the years 1999, 1998 and 1997, respectively.

DRYDOCKING

Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued liabilities.

FINANCIAL INSTRUMENTS

The Company enters into various forward, option and swap contracts to limit its exposure to fluctuations in foreign currency exchange rates and oil prices, to modify its exposure to interest rate movements and to manage its interest costs. The differential in interest rates and oil prices to be paid or received under these agreements is recognized in income over the life of the contracts as part of interest expense and fuel

                                          Royal Caribbean Cruises Ltd.       31
expense, respectively. Foreign exchange forward and/or option contracts are revalued as of the balance sheet date based on forward and/or option contracts with comparable characteristics, and resulting gains and losses are recognized in income currently.


FOREIGN CURRENCY TRANSACTIONS

The majority of the Company's transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.


EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.


STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method and discloses certain fair market value information with respect to its stock option activity in the notes to the financial statements.


SEGMENT REPORTING

The Company operates two brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.


Information about geographic areas is shown in the table below. Revenues are attributed to geographic areas based on the source of the customer.



                                   1999        1998       1997
=====================================================================
Revenues:
United States                       83%         84%        85%
All Other Countries                 17%         16%        15%
                           ------------------------------------------

NOTE 3. STOCK SPLIT

     On June 23, 1998, the Company authorized a two-for-one split of its common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.


NOTE 4. ACQUISITION

In July 1997, the Company acquired all of the outstanding stock of Celebrity Cruise Lines Inc. ("Celebrity"), a provider of cruises to the North American market. The purchase price was $515.0 million, payable in cash of $245.0 million and 14,896,552 shares of the Company's common stock. This acquisition has been accounted for under the purchase method and the results of the operations of Celebrity have been included in the consolidated financial statements since July 1, 1997. The total cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based on their respective fair values.


The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, including Celebrity, as if the acquisition had occurred January 1, 1997.


(in thousands, except per share amounts)            1997
==========================================================
Revenue                                         $2,196,571
Income before extraordinary item                $  174,406
Net income                                      $  166,848
Earnings per share
  Income before extraordinary item
    Basic                                       $     1.10
    Diluted                                     $     1.10
  Net income
    Basic                                       $     1.05
    Diluted                                     $     1.05
                                                ----------


The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and increased interest expense on acquisition debt. They do not purport to be indicative of the results which would actually have been achieved if this acquisition had been effected on the date indicated or of those results which may be obtained in the future.

32  Royal Caribbean Cruises Ltd.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following

(in thousands):

                                           1999             1998
================================================================
Land                                 $    7,549       $    5,320
Vessels                               5,158,278        4,457,070
Vessels under capital lease             766,826          763,350
Vessels under construction              495,483          285,243
Other                                   223,920          170,290
                                     ---------------------------
                                      6,652,056        5,681,273
Less-accumulated depreciation
  and amortization                     (793,871)        (608,265)
                                     ---------------------------
                                     $5,858,185       $5,073,008
                                     ===========================

Vessels under construction includes progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. The Company capitalized interest costs of $34.6, $15.0 and $15.8 million for the years 1999, 1998 and 1997, respectively. Accumulated amortization related to vessels under capital lease was $90.2 and $67.9 million at December 31, 1999 and 1998, respectively.

In May 1998, the Company sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million which is included in Other income (expense). In the second quarter of 1998, the Company incurred a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on the Company's strategic objectives, the unique circumstances of this vessel and indications of the current value of Viking Serenade, the Company recorded a write-down of the carrying value to its estimated fair market value which is included in Other income (expense). The Company continues to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

In October 1997, the Company sold Sun Viking for $30.0 million and recognized a gain on the sale of $4.0 million. In September 1997, the Company sold Meridian. The sale price was $62.1 million and there was no gain or loss recognized in the transaction. The Company has recorded the gains in Other income (expense).

NOTE 6. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

                                                     1999              1998
===============================================================================
$1 billion revolving credit facility,
  LIBOR plus 0.30% interest rate on
  balances outstanding, 0.15% facility
  fee, due 2003                                   $        --       $        --

Senior Notes and Senior Debentures
  bearing interest at rates ranging from
  6.75% to 8.25%, due 2002 through
  2008, 2018 and 2027                               1,391,012         1,390,006

Unsecured fixed rate loan bearing
  interest at 8.0%, due 2006                          159,703           185,277

Fixed rate loans bearing interest at
  rates ranging from 6.7% to 8.0%,
  due through 2005, secured by
  certain Celebrity vessels                           322,084           403,560

Variable rate loans bearing interest at
  6.5% through Nov. 2001, LIBOR
  plus 0.45% through 2004,
  due through 2004, secured
  by certain Celebrity vessels                         25,342            30,978

Capital lease obligations, implicit
  interest rates ranging from
  7.0% to 7.2%, due through 2011                      444,036           459,261
                                                  -----------------------------
                                                    2,342,177         2,469,082
Less-current portion                                 (128,086)         (127,919)
                                                  -----------------------------
Long-term portion                                 $ 2,214,091       $ 2,341,163
                                                  =============================

Under the Company's $1.0 billion unsecured revolving credit facility (the "$1 Billion Revolving Credit Facility"), the contractual interest rate on balances outstanding varies with the Company's debt rating.

In March 1998, the Company issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds to the Company were approximately $296.1 million.

In May 1997, the Company redeemed the remaining $104.5 million of 11 3/8% Senior Subordinated Notes and incurred an extraordinary charge of approximately $7.6 million, or $0.05 per share on the early extinguishment of debt.

                                          Royal Caribbean Cruises Ltd.       33

The Senior Notes and Senior Debentures are unsecured and are not redeemable prior to maturity.

The Company entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively. The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 and $97.5 million, respectively.

The Company's debt agreements contain covenants that require the Company, among other things, to maintain minimum liquidity amounts, net worth and fixed charge coverage ratios and limit debt to capital ratios. The Company is in compliance with all covenants as of December 31, 1999. Following is a schedule of principal repayments on long-term debt (in thousands):

Year
===========================================================
2000                                            $   128,086
2001                                                109,982
2002                                                260,009
2003                                                110,948
2004                                                217,940
Thereafter                                        1,515,212
                                                -----------
                                                $ 2,342,177
                                                ===========


NOTE 7. SHAREHOLDERS' EQUITY

The following represents an analysis of the changes in shareholders' equity for the years 1999, 1998 and 1997 (in thousands):

                                               Preferred      Common         Paid-in         Retained     Treasury
                                                   Stock       Stock         Capital         Earnings        Stock            Total
===================================================================================================================================
Balance, January 1, 1997                       $      --      $1,276     $   551,945      $   535,512      $(3,799)     $ 1,084,934
Issuance of Convertible Preferred Stock          172,500          --          (5,470)              --           --          167,030
Acquisition of Celebrity Cruise Lines Inc.            --         148         269,852               --           --          270,000
Issuance of Common Stock                              --         187         364,444               --           --          364,631
Issuance under Employee Related Plans                 --          10           7,533               --         (560)           6,983
Preferred stock dividends                             --          --              --           (9,201)          --           (9,201)
Common stock dividends                                --          --              --          (40,783)          --          (40,783)
Net Income                                            --          --              --          175,127           --          175,127
                                               -------------------------------------------------------------------------------------
Balance, December 31, 1997                       172,500       1,621       1,188,304          660,655       (4,359)       2,018,721
Issuance of Common Stock                              --          61         165,471               --           --          165,532
Issuance under Employee Related Plans                 --           8           8,021               --         (560)           7,469
Preferred stock dividends                             --          --              --          (12,506)          --          (12,506)
Common stock dividends                                --          --              --          (55,228)          --          (55,228)
Net Income                                            --          --              --          330,770           --          330,770
                                               -------------------------------------------------------------------------------------
Balance, December 31, 1998                       172,500       1,690       1,361,796          923,691       (4,919)       2,454,758
Issuance of Common Stock                              --         108         487,291               --           --          487,399
Issuance under Preferred Stock Conversion           (300)         --             300               --           --               --
Issuance under Employee Related Plans                 --          14          17,260               --         (560)          16,714
Preferred stock dividends                             --          --              --          (12,506)          --          (12,506)
Common stock dividends                                --          --              --          (69,062)          --          (69,062)
Net Income                                            --          --              --          383,853           --          383,853
                                               -------------------------------------------------------------------------------------
Balance, December 31, 1999                     $ 172,200      $1,812     $ 1,866,647      $ 1,225,976      $(5,479)     $ 3,261,156
                                               =====================================================================================


34       Royal Caribbean Cruises Ltd.

In 1999, the Company completed a public offering of 11,625,000 shares of common stock at a price of $46.69 per share. Of the total shares sold, 10,825,000 shares were sold by the Company and the balance of 800,000 shares were sold by a selling shareholder. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $487.4 million.

In March 1998, the Company completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 6,100,690 shares were sold by the Company, and the balance of 7,699,310 shares were sold by selling shareholders. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $165.5 million.

In February 1997, the Company issued 3,450,000 shares of $3.625 Series A Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock has a liquidation preference of $50 per share and is convertible by the holder at any time into shares of common stock at a conversion price of $16.20 per share of common stock (equivalent to a conversion rate of 3.0864 shares of common stock for each share of Convertible Preferred Stock). The shares of Convertible Preferred Stock are redeemable, at the option of the Company, subsequent to February 16, 2000 at pre-established redemption prices.

The Company's Employee Stock Purchase Plan facilitates the purchase by employees of up to 800,000 shares of common stock commencing January 1, 1994. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 35,263, 35,546 and 33,276 were issued under the Employee Stock Purchase Plan at an average price of $37.81, $28.33 and $16.48 during 1999, 1998 and 1997, respectively.

Under an executive compensation program approved in 1994, the Company will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. The Company issued 40,344 shares each year under the program during 1999, 1998 and 1997.

The Company has an Employee Stock Option Plan and an Incentive Stock Option Plan which provide for awards to officers, directors and key employees of the Company up to an aggregate 14,703,000 shares and 3,700,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than 10 years after the date of grant. Options under the Employee Stock Option Plan generally become exercisable as to 40% of the amount granted two years after the grant date and 20% of the amount granted at the end of each of the three succeeding years. Options under the Incentive Stock Option Plan generally become exercisable as to 25% of the amount granted two years after the grant date and 25% of the amount granted at the end of each of the three succeeding years.

Stock option activity and information about stock options are summarized in the following tables.

STOCK OPTION ACTIVITY

                                     Number of           Average
                                       Options             Price
================================================================
Balance at January 1, 1997           5,321,700         $   10.81
Granted                              1,080,000         $   19.49
Exercised                             (831,608)        $    7.87
Canceled                               (95,776)        $   13.16
                                    ----------
Balance at December 31, 1997         5,474,316         $   12.92
Granted                              2,013,000         $   25.07
Exercised                             (652,474)        $    9.90
Canceled                              (342,452)        $   16.74
                                    ----------
Balance at December 31, 1998         6,492,390         $   16.78
Granted                              2,285,500         $   39.23
Exercised                           (1,318,714)        $   11.01
Canceled                              (565,004)        $   23.03
                                    ----------
Balance at December 31, 1999         6,894,172         $   24.82
                                    ==========
Available for Future Grants,
  End of the Year                    8,553,864

                                  Royal Caribbean Cruises Ltd.                35

STOCK OPTIONS OUTSTANDING

As of December 31,1999                          Outstanding                         Exercisable
                                -----------------------------------------------------------------------
                                                    Average        Average                      Average
                                                  Remaining       Exercise                     Exercise
Exercise Price Range               Shares              Life          Price         Shares         Price
=======================================================================================================
$ 7.24-$12.16                     923,430         4.6 years         $ 9.96        653,380        $ 9.35
$13.31-$19.97                   1,649,842         6.2 years         $14.59        916,850        $13.98
$21.92-$32.85                   2,155,400         8.3 years         $24.34         78,950        $21.92
$35.09-$44.19                   2,165,500         9.4 years         $39.42              -            -
                                ---------                                       ---------
                                6,894,172         7.6 years         $24.82      1,649,180        $12.53
                                =========                                       =========

The Company uses the intrinsic value method of accounting for stock-based compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $15.0, $8.2 and $4.0 million or $0.08, $0.05 and $0.03 per share in 1999, 1998 and 1997, respectively. The weighted-average fair value of options granted during 1999, 1998 and 1997 was $15.52, $10.49 and $7.80, respectively. Fair market value information for the Company's stock options for 1999, 1998 and 1997 was estimated using the Black-Scholes Model assuming an expected dividend rate of 1.0% in 1999 and 1.5% in 1998 and 1997, an estimated term of six years, a risk-free rate of return of approximately 5% in 1999 and 1998 and 6% in 1997, and an expected volatility of 35.6%, 35.0% and 28.0% in 1999, 1998 and 1997, respectively.

Effective January 1, 1998, the Company instituted a program, "Taking Stock in Employees," to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded 50 shares of the Company's stock which vest over a 10-year period. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense was $3.3 and $3.6 million in 1999 and 1998, respectively, related to this program.

NOTE 8. EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share before extraordinary item for the years ended December 31, 1999, 1998 and 1997 (in thousands, except per share amounts).

                                               1999                           1998                              1997
                                  -------------------------------------------------------------------------------------------------
                                                         Per                               Per                   Per
For the Years Ended December 31    Income     Shares    Share     Income     Shares       Share    Income       Shares      Share
===================================================================================================================================
Income before extraordinary item  $383,853                       $330,770                         $182,685
Less: Preferred stock dividend     (12,506)                       (12,506)                         (10,765)
                                  --------                       --------                         --------
Basic earnings per share           371,347    172,319   $2.15     318,264    167,577      $1.90    171,920      141,010     $1.22
                                                        =====                             =====                             =====
Effect of Dilutive Securities
  Stock options                                 3,508                          2,940                              1,978
  Convertible preferred stock       12,506     10,629              12,506     10,648                10,765        9,186
                                  -------------------            -------------------              ---------------------
Diluted earnings per share        $383,853    186,456   $2.06    $330,770    181,165      $1.83   $182,685      152,174     $1.20
                                  =================================================================================================

Extraordinary loss per share for the year ended 1997 for basic and diluted earnings per share was ($0.05).


36       Royal Caribbean Cruises Ltd.

NOTE 9. RETIREMENT PLANS

The Company maintains a defined contribution pension plan covering all of its full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Pension cost was $7.2, $6.9 and $4.9 million for the years 1999, 1998 and 1997, respectively.

Effective January 1, 2000, the Company instituted a defined benefit pension plan to cover all of its shipboard employees not covered under another pension plan. Benefits to eligible employees are accrued based on the employee's years of service. The Company made an initial funding pursuant to this plan as of December 31, 1999.

NOTE 10. INCOME TAXES

The Company and the majority of its subsidiaries are not subject to U.S. corporate income tax on income generated from the international operation of ships pursuant to Section 883 of the Internal Revenue Code, provided that they meet certain tests related to country of incorporation and composition of shareholders. The Company believes that it and a majority of its subsidiaries meet these tests. Income tax expense related to the Company's remaining subsidiaries is not significant.

NOTE 11. FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows (in thousands):

                             1999                                1998
                  --------------------------------------------------------------
                   Carrying           Fair            Carrying          Fair
                    Amount            Value            Amount           Value
================================================================================
Cash and Cash
  Equivalents     $    63,470      $    63,470      $   172,921      $   172,921

Long-Term
  Debt
  (including
  current
  portion of
  long-term
  debt)            (2,342,177)      (2,339,960)      (2,469,082)      (2,564,985)

Interest Rate
  Swap
  Agreements
  in a net
  receivable
  (payable)
  position              2,130          (13,661)           2,370           48,558
                 ---------------------------------------------------------------

The carrying amounts shown are the amounts reported in the consolidated balance sheets. The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 1999 or 1998 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of the Company's financial instruments, none of which are held for trading or speculative purposes:

CASH AND CASH EQUIVALENTS

The carrying amount approximates fair value because of the short maturity of those instruments.

LONG-TERM DEBT

The fair values of the $1 Billion Revolving Credit Facility, the capital leases, the secured fixed and variable rate loans and the unsecured fixed rate loan were estimated based on the market rates available to the Company for similar debt with the same remaining maturities. The fair values of the Senior Notes and Senior Debentures were estimated by obtaining quoted market prices.


                                           Royal Caribbean Cruises Ltd.       37

INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements was estimated based on quoted market prices for similar or identical financial instruments to those held by the Company. The Company's exposure to market risk for changes in interest rates relates to its long-term debt obligations. Market risk associated with the Company's long-term debt is the potential increase in fair value resulting from a decrease in interest rates. The Company uses interest rate swaps to modify its exposure to interest rate movements and manage its interest expense. As of December 31, 1999, the Company had agreements in effect which exchanged fixed interest rates for floating interest rates in a notional amount of $850.0 million maturing in 2002 through 2008.

The Company has exposure under these interest rate swap agreements for the cost of replacing the contracts in the event of nonperformance by the counterparties, all of which are currently the Company's lending banks. To minimize that risk, the Company limits its exposure to any individual counter-party and selects counterparties with credit risks acceptable to the Company.

During June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133. The Statement defers the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, until January 1, 2000 for the Company. The Company has not yet determined the impact that the adoption of SFAS No. 133 will have on its earnings or statement of financial position.

NOTE 12. COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES

The Company has 10 ships on order. Two are Eagle-class vessels designated for the Royal Caribbean International fleet, which are scheduled for delivery in the third quarter of 2000 and first quarter of 2002. The Company also has four Vantage-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the first quarter of 2001 and second quarters of 2002, 2003 and 2004 and four Millennium-class vessels designated for the Celebrity Cruises fleet, scheduled for delivery in the second quarter of 2000, first quarter of 2001, third quarter of 2001 and second quarter of 2002. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $3.9 billion, of which the Company deposited $247.0 million during 1999, $119.3 million during 1998 and $23.7 million during 1997. Additional deposits are due prior to the dates of delivery of $88.1 million in 2000, $64.6 million in 2001 and $39.6 million in 2002.

LITIGATION

In July 1999, the Company entered into a plea agreement with the U.S. Department of Justice resolving a series of federal grand jury investigations of the Company's waste disposal practices. The Company was assessed fines of $18.0 million of which $4.0 million had previously been accrued in connection with the plea agreement. In January 2000, the Company entered into a settlement with the State of Alaska resolving a civil lawsuit relating to the same incidents. The settlement calls for the Company to make payments totaling $3.3 million, which were accrued in 1999.


38       Royal Caribbean Cruises Ltd.

Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on a portion of the port charges that were included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In December 1998, a Florida state court dismissed one of the suits for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of these proceedings on the Company.

In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that the Company failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. The Company is not able at this time to estimate the impact of these proceedings on the Company; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on the Company's results of operations.

The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes that the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon the Company's financial condition or results of operations.

OPERATING LEASES

The Company is obligated under noncancelable operating leases for various facilities, primarily office and warehouse space. As of December 31, 1999, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year
=========================================================
2000                                              $ 5,485
2001                                                4,882
2002                                                4,523
2003                                                4,058
2004                                                3,849
Thereafter                                         22,414
                                                  -------
                                                  $45,211
                                                  =======

Total rent expense for all operating leases amounted to $5.1, $6.9 and $5.7 million for the years 1999, 1998 and 1997, respectively.

OTHER

At December 31, 1999, the Company has commitments through 2014 to pay a minimum amount for its annual usage of certain port facilities as follows (in thousands):

Year
=========================================================
2000                                             $  9,720
2001                                               11,238
2002                                               13,050
2003                                               12,524
2004                                               13,302
Thereafter                                        138,060
                                                 --------
                                                 $197,894
                                                 ========


                                          Royal Caribbean Cruises Ltd.       39

NOTE 13. QUARTERLY DATA (UNAUDITED)

                                     First Quarter           Second Quarter
(in thousands, except         -------------------------------------------------
per share amounts)               1999          1998         1999          1998
===============================================================================

Revenues                      $  610,046   $  659,777   $  617,664   $  656,456
Operating Income                 108,390      119,461      108,110      121,533
                              -------------------------------------------------
Net Income                    $   90,196   $   77,537   $   85,347   $   79,770
                              =================================================
Earnings Per Share
    Basic                     $     0.52   $     0.45   $     0.49   $     0.45
                              -------------------------------------------------
    Diluted                   $     0.49   $     0.44   $     0.47   $     0.44
                              -------------------------------------------------
Dividends Declared Per Share  $     0.09   $     0.08   $     0.09   $     0.08
                              -------------------------------------------------


                                     Third Quarter           Fourth Quarter
(in thousands, except         -------------------------------------------------
per share amounts)               1999          1998         1999          1998
===============================================================================

Revenues                      $  734,460   $  744,910   $  583,982   $  575,148
Operating Income                 198,225      183,592       65,449       64,149
                              -------------------------------------------------
Net Income                    $  169,972   $  150,038   $   38,338   $   23,425
                              =================================================
Earnings Per Share
    Basic                     $     0.98   $     0.87   $     0.19   $     0.12
                              -------------------------------------------------
    Diluted                   $     0.92   $     0.82   $     0.19   $     0.12
                              -------------------------------------------------
Dividends Declared Per Share  $     0.11   $     0.09   $     0.11   $     0.09
                              -------------------------------------------------


40       Royal Caribbean Cruises Ltd.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


PRICEWATERHOUSECOOPERS LOGO

TO THE SHAREHOLDERS AND DIRECTORS
OF ROYAL CARIBBEAN CRUISES LTD.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Miami, Florida
January 28, 2000


                                          Royal Caribbean Cruises Ltd.       41

[Photo of board of directors]



                              board of directors


(from left to right)                                                       EXECUTIVE  OFFICERS
Tor Arneberg                         Edwin W. Stephan                      Richard D. Fain
Nightingale & Associates, Inc.       Royal Caribbean Cruises Ltd.(*)       Chairman and CEO,
                                                                           Royal Caribbean Cruises Ltd.
Richard D. Fain                      Tom Pritzker
Royal Caribbean Cruises Ltd.         Pritzker & Pritzker                   Richard J. Glasier
                                                                           Executive Vice President
John Chandris                        William K. Reilly                     and Chief Financial Officer,
Chandris (UK) Limited                Aqua International Partners           Royal Caribbean Cruises Ltd.

Kaspar K. Kielland                   Eyal Ofer                             Richard E. Sasso
L.M. Ericsson A/S                    Carlyle M.G. Limited                  President, Celebrity Cruises

Jannik Lindbaek                      Laura Laviada                         Jack L. Williams
International Finance                Editorial Televisa                    President,
Corp./Worldbank Group                                                      Royal Caribbean International
                                     Bernard W. Aronson
Arne Wilhelmsen                      Acon Investments, LLC
Anders Wilhelmsen & Co. A/S

                                (*)Vice Chairman

42       Royal Caribbean Cruises Ltd.

                            shareholder information



CORPORATE OFFICE                                  The table below sets forth the quarterly high and
Royal Caribbean Cruises Ltd.                      low prices of the common stock on the New York
1050 Caribbean Way                                Stock Exchange:
Miami, Florida 33132
Telephone (305) 539-6000                          1999                                  High       Low
Telecommunications Display Device                 =======================================================
(305) 539-4440                                    First Quarter                      $40 1/4     $31 3/8
Internet http://www.royalcaribbean.com            Second Quarter                      44 1/2      31 7/8
http://www.celebrity-cruises.com                  Third Quarter                       51 5/8      41 1/16
                                                  Fourth Quarter                      58 7/8      42 5/8
INDEPENDENT AUDITORS                              =======================================================
PricewaterhouseCoopers LLP
700 First Union Financial Center                  1998                                   High      Low
200 South Biscayne Boulevard                      =======================================================
Miami, Florida  33131-2330                        First Quarter                       $35 7/16    $24 3/4
                                                  Second Quarter                       40 3/8      32 5/8
COMMON STOCK TRANSFER                             Third Quarter                        43 29/32    23 1/8
AGENT & REGISTRAR                                 Fourth Quarter                       37 1/8      17
ChaseMellon Shareholder Services, L.L.C.          =======================================================
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660                 ANNUAL MEETING
Internet http://www.chasemellon.com               The annual meeting will be held on Thursday, May 18,
                                                  2000 at 9 a.m. at the Hyatt Regency, Miami, Florida.
COMMON STOCK
Common stock of Royal Caribbean                   AVAILABILITY OF FORM 20-F
Cruises Ltd. trades on the New York
Stock Exchange (NYSE) and the                     A copy of the Company's annual report on Form 20-F
Oslo Stock Exchange (OSE) under                   will be provided without charge upon written request to
the symbol "RCL."                                 the Company.



     [ ] This report is printed on recycled paper using linseed-based inks.

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